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                               Porta Systems Corp.
                               575 Underhill Blvd.
                             Syosset, New York 11731


                                 October 9, 1997



BY TELECOPIER: (941) 282-8025

Mr. Lloyd Miller
4550 Gordon Drive
Naples, Florida 33940

                  Re:      Porta Systems Corp.

Dear Mr. Miller:

         You hereby represent to Porta Systems Corp. (the "Company") that you own or otherwise control and have the right to convert not less than $4.6 million principal amount of the Company's Zero Coupon Senior Subordinated Convertible Notes due January 2, 1996 (the "Notes") and you agree to convert the Notes in accordance with a certain letter agreement (the "Letter Agreement") dated the date of this Letter between you and the Company. All terms defined in the Letter Agreement and used in this Letter shall have the same meanings in this Letter as in the Letter Agreement.

         In reliance upon the foregoing representation and based on (i) your converting at least $4.6 million principal amount of Notes in accordance with the Amended Terms and (ii) holders of the Required Percentage of Notes converting their Notes in accordance with the Amended Terms, the Company agrees to elect you as a director at the first meeting of the board of directors following the Closing Date and to recommend that you be included as one of the Company's nominees for election as a director at the Company's 1996 Annual Meeting of Stockholders.

                                        PORTA SYSTEMS CORP.

                                        By:  /s/ MICHAEL A. TANCREDI
                                             -----------------------------------
                                             Name:  Michael A. Tancredi
                                             Title: Senior Vice President
                                                    Secretary and Treasurer